

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2013

Via E-mail
José Antonio Álvarez
Chief Financial Officer
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

> **Re:** **Banco Santander, S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **Response dated October 5, 2012**
> **File No. 001-12518**

Dear Mr. Álvarez:

We have reviewed your response to our letter dated August 24, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Notes to the consolidated financial statements for the year ended December 31, 2011, page F-9
g) Impairment of financial assets, page F-36
i. Definition, page F-36

1.   Refer to your response to prior comment 16. You indicate that you may reclassify transactions as standard when you have collected only a portion of the unpaid installments. Please revise future filings to disclose the circumstances under which you have collected only a portion of the unpaid installments but you have concluded that the loan should no longer be classified as doubtful. If significant, quantify the amount of loans reclassified as standard that still have unpaid installments due.

3. Santander Group, page F-53
xvii. SCUSA, page F-60

2.   Refer to your response to prior comment 20. Please tell us the following information related to your valuation of SCUSA:

- Whether the fair value was determined on a controlling basis; and,
- Whether you incorporated a control premium into the fair value attributed to your retained 65% interest and if so, how you determined the appropriate level of control premium to use in light of the fact that you have given up control of the company.

25. Provisions, page F-114
e) Litigation, page F-124

3.   We note your response to prior comment 21. Please address the following:

- Your proposed disclosure states that for certain of your litigation provisions, you have provisioned for the amount of litigation losses that were deemed likely. Tell us whether your definition of the term "likely", as used in your proposed disclosure, is consistent with the term "more likely than not", as used in paragraph 15 of IAS 37. If true, revise your disclosure in future filings to utilize the term as it appears in IAS 37.
- It remains unclear how you determine your various classes of provisions. Specifically, we note your disclosure on page F-123 that you aggregate provisions for restructuring with provisions for litigation (both tax and non-tax related). Tell us how you considered paragraph 87 of IAS 37 when concluding aggregation of these provisions as a single class was appropriate. In this regard, tell us how you concluded that litigation would, at a minimum, not be a single class of provisions given the varying nature of these items and the inability to sufficiently summarize in a single statement the nature, risk and uncertainties related to them as compared to restructurings. Alternatively, report these provisions separately.
- To the extent that you conclude that litigation should be its own class of provisions, or multiple classes of provisions (such as segregating between tax and non-tax related, or individual proceedings as separate classes), expand your disclosure to link the information in your roll forward to the narrative disclosures required by paragraph 85 of IAS 37 for those classes.

4. Risk Management, page F-185
Debt restructuring and payment agreements, page F-200

4.   Refer to your response to the second bullet point of prior comment 24. Considering the significance of the reduction in these assets due to portfolio sales, cash recoveries and third party subrogations, please revise future filings to separately disclose these items. To the extent that the third party subrogations are significant, disclose the nature of the

subrogations and how successful you are at pursuing payment from these third parties in the event of a subsequent default. Similarly, if significant, discuss the nature of any recourse or representations and warranties issued in connection with the portfolio sales of these assets.

5.   Refer to your response to prior comment 25. Please revise your disclosure in future filings to address the following:

- Your response to the first bullet indicates that you keep restructured loans under special watch until their expiry. Clarify in your disclosure whether you track and monitor restructured loans separately from your non-restructured loan portfolio for the life of the restructured loan regardless of whether those restructured loans are performing or non-performing, or impaired or non-impaired or whether you discontinue the special monitoring prior to the maturity of the loan. If the latter is true, revise your future filings to disclose the facts and circumstances considered when determining that special monitoring is no longer necessary.
- We note your statement in response to the fourth bullet that you segregate these loans into a separate pool for the purposes of determining the allowance for loan loss. Revise your disclosure in future filings to state that fact.

6.   Refer to your response to prior comment 26. Please clarify whether your tabular roll forward for refinancings includes or excludes the additional restructured loans of €7,518 million as of December 31, 2011. To the extent that these restructured loans or any restructured loans are excluded from the roll forward, revise your disclosure in future filings to include a roll forward of both performing and non-performing restructured loans, as previously requested.

7.   We note in your response to our prior comment 26 that a significant amount of refinanced loans are non-performing. Please revise your disclosure in future filings to disclose the amount of both restructured and refinanced loans that subsequently default or require a subsequent modification. To the extent that a significant amount of loans subsequently default or require a subsequent modification, disclose the following:

- Discuss why such a significant portion of your renegotiations and refinances appear unsuccessful, whether you have made changes to your modification programs as a result, and if so, how.
- Discuss whether you provide any subsequent modifications for renegotiated or refinanced loans, or whether loans are only allowed to be renegotiated or refinanced once. If you provide multiple modifications, revise to disclose the following:

    a. Discuss whether the level of multiple modifications for loans is increasing or decreasing to give a better sense of the successfulness of your modification programs.

      b. Discuss how you are timely capturing all losses inherent in your loan portfolio in your allowance for loan losses. For example, discuss how you incorporate re-defaults on these loans in your probability of default assumptions or discuss any qualitative adjustments you may make.

c. Property financing provided for construction and property development, page F-203

8.   Refer to your response to prior comment 28. Please revise your proposed disclosure to state whether you update LTV ratios prior to a loan becoming doubtful, similar to your update of mortgage LTVs (i.e., at least once a year).

55. Other Disclosures, page F-238

9.   In future filings, please revise your financial statements presented within this Note to include a total for comprehensive income presented in either a single continuous statement or in two separate but consecutive statements.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Rebekah Lindsey, Accounting Reviewer, at (202) 551-3303 if you have questions regarding these comments. Please contact me at (202) 551-3872 with any other questions.

              Sincerely,

              /s/ Hugh West

              Hugh West
              Accounting Branch Chief